Exhibit 99.1

Mutual Trust Life in Production with Sapiens ALIS Policy Administration System

MTL chooses Sapiens’ configurable, rules-based policy administration platform to more efficiently grow and manage its life insurance business

Holon, Israel and Rochelle Park, New Jersey – April 14, 2016 –Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Mutual Trust Life (MTL), a Pan-American life insurance company, based in Oakbrook, Ill., has successfully deployed the Sapiens ALIS policy administration system to support its life insurance business.

The launch includes the roll-out of the Sapiens ALIS Agent and Commission module to manage MTL’s sales and distribution network. The deployment of Sapiens ALIS completes the first phase of a multi-phased transformation initiative to modernize MTL’s technical infrastructure. The program includes utilizing the Sapiens ALIS platform to support all of MTL’s product offerings, including whole life, universal life, term and fixed annuities for new business and its in-force book of business.

“The ALIS system was the right choice for our modernization initiative,” said Steve Batza, MTL president and CEO. “Sapiens ALIS provides us with the functionality and flexibility to more efficiently process our business and support our growth plans. The continued focus and commitment of Sapiens’ team of skilled professionals were crucial in helping us to achieve the critical first phase of this complex project.”

“We thank MTL for the opportunity to work closely with its team through every step of the implementation,” said Ron Karam, president of Sapiens' North America Retirement Services and Insurance division. “Introducing a new policy administration system is one of the more challenging initiatives an insurance company will face when modernizing its infrastructure. MTL’s structured and deliberate approach to this challenge was a key to the project’s success.”

“We are excited to have achieved this important milestone with MTL,” said Roni Al-Dor, president and CEO of Sapiens. “Sapiens is pleased that MTL is already deriving tangible value from Sapiens ALIS and we look forward to continuing to work with the MTL team as they expand the use of the system.”

About Mutual Trust Life

Mutual Trust Life Insurance Company develops, underwrites, and services individual life insurance and annuities. Known as "The Whole Life Company," its specialty is participating whole life insurance – the foundation of sound financial planning. We offer premier life insurance products, designed to maintain integrity over time, to provide our policyholders with protection and wealth management, while maintaining excellent financial strength.

Mutual Trust Life Insurance Company also offers term life and annuities to individuals, families and businesses. With our insurance advisors, we continue a strong tradition of providing our policyholders with exceptional products and services. For more information: https://www.mutualtrust.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com